
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

November 21, 2006

Stuart B. Rekant
Chief Executive Officer
Juniper Partners Acquisition Corp.
56 West 45th St., Suite 805
New York, NY 10036

**Re:     Juniper Partners Acquisition Corp.**
**Amendment No. 1 to Form S-4**
**Filed November 6, 2006**
**File No. 333-137515**

Dear Mr. Rekant:

We have reviewed your filing and your response letter submitted on November 6, 2006 and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-4

General

1.     We note the statement, in Exhibit 10.35, that Annexes A-2 through A-5 to that Exhibit were "intentionally withheld."  In your response to this comment, please confirm that those Annexes do not contain any information that you have omitted from the publicly-filed exhibit.

2.     We have considered your response to our prior comment 3.  Please provide us with an expanded analysis of why the <u>right</u> to receive the earnout warrants is not a "security" as defined under Section 2(a)(1) of the Securities Act.  Your analysis

should focus on key no-action letters in which the Division of Corporation Finance was asked to consider whether or not an earnout right is a security, as well as any cases or Commission releases that analyze the issue. Alternatively, revise the registration statement to register the right to receive the warrants separate from the registration of the warrants themselves.

3.      Please update the financial statements in your next amendment to Form S-4.

Prospectus Cover Page

4.      Please limit the length of your prospectus cover page to only one page, as required by Item 501(b) of Regulation S-K.

5.      Revise the third paragraph to disclose the value of the merger consideration on a per share basis. Also, as requested by our prior comment 8, please revise to disclose the range (assuming the number of shares to be issued at closing is between 2,500,000 and 2,800,000), on a per share basis, of the number of Juniper shares that will be held in escrow for every share of Firestone common stock to be exchanged in the merger, not just the total number of shares to be held in escrow.

Summary of the Material Terms of the Merger, page 1

6.      Please revise, as requested by our prior comment 11, to consolidate your summary term sheet and the additional summary section on page 9. Note that your section entitled "Summary Section of the Proxy Statement/Prospectus" should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A.

Questions and Answers About the Proposals, page 3

7.      We have considered your revisions in response to our prior comment 11 and believe that further revisions are necessary. For example, we note that you removed the Q&A pertaining to the number of votes required to approve each proposal, an important procedural matter, but you have retained discussions devoted to Juniper's reasons for proposing the merger and the mechanics of the proposed merger, which matters appear to be substantive in nature. Therefore, as requested by our prior comment 11, revise the Q&A section to limit the discussion to material procedural questions, and move your discussion of important substantive matters to the summary term sheet.

8.      According to Juniper's beneficial ownership table on page 134, Langley Partners, L.P., TCMP3 Partners, L.P., Fir Tree, Inc., Barry Rubenstein, and Millenco, L.P. collectively are the beneficial owners of 34.2% of your shares of Class B common stock. In addition, we note that Mr. Rubenstein and Millenco, L.P. collectively are the beneficial ownership of 14.8% of your shares of Class A common stock.

Therefore, when discussing the vote required to approve each proposal in your Q&A section, please also discuss the information requested by our prior comment 12.

Summary of the Proxy Statement/Prospectus, page 9

9.   As we requested in our prior comment 14, please revise the summary section to disclose the items identified in that prior comment.

Accounting Treatment, page 19

10.  We note on page 39 that if holders of 19.99% of Juniper's Class B common stock vote against the merger proposal and demand conversion of their shares, the Firestone stockholders would own approximately 50% of the outstanding shares of Juniper common stock. If, in addition to this circumstance, the holders of the Firestone Series B preferred stock were to exercise their warrants to purchase 250,000 shares of Juniper's common stock it appears the former shareholders of Firestone would control Juniper. It is unclear to us why you consider Juniper to be the accounting acquiror in all circumstances. Please advise us in detail and include in your response your analysis of the factors identified in paragraph 17 of SFAS No. 141.

11.  We note your response to comment 52; however, we continue to question your use of the average market price of the Class B common stock in valuing the purchase of Firestone. We note holders of Juniper's Class B common stock have certain significant rights not associated with Juniper's common stock, rights that appear to have substantial value as demonstrated by the consistent material difference in the trading values of the two securities. These include the right to share ratably in the trust account if Juniper is required to liquidate and a right to receive cash for their Class B shares if they vote against an approved merger. Since the Firestone shareholders will not receive a security possessing such rights, we question the reasonableness of using the trading price of the Class B common stock when determining the value of Firestone. Please revise your valuation or provide us your compelling reasons for not using the market value of the security to be issued to effect the business combination, consistent with the guidance in paragraph 22 of SFAS No. 141.

12.  We have read your response to comment 53 and are concerned about your apparent doubts over whether you will be acquiring identified intangible assets. It appears likely to us that you will be acquiring separately identifiable intangible assets. You are required under generally accepted accounting principles, pursuant to paragraph 39 of SFAS No. 141, to separately account for all such acquired assets at their fair values. Please refer to paragraph A14 of SFAS No. 141 for examples of the types of assets that should be separately identified and valued in your purchase accounting and confirm to us your intention to perform a

comprehensive valuation analysis necessary to fully comply with GAAP. In addition, please address the following comments:

- Please re-label your line item "Purchase price in excess of net assets acquired" as goodwill to properly reflect the nature of this item.
- We understand that your purchase price allocation is preliminary; however, we remain unclear why you did not assign any value to identifiable intangible assets such as patents, trademark, customer relationship (or subscriber base), MSO agreements, other acquired contracts, etc. For example, we note that you assume a value of approximately $12 per subscriber in your disclosures on page 45 and elsewhere in the filing. We believe the same assumptions and estimates should be used in your purchase accounting, when identifying and valuing intangible assets, as were used by management when assessing and valuing the purchase of Firestone. Revise your pro forma information to reflect reasonable estimates of all acquired identifiable intangible assets.

Risk Factors, page 25

13.     Revise the risk factor entitled "Firestone has had a working capital deficit and has incurred net losses since its inception…" appearing on page 29 to also provide updated financial data for 2006.

The Merger Proposal, page 39

General Description of the Merger, page 39

14.     Please revise to also disclose the amounts of Firestone's trade payables (including those amounts payable that are less than 30 days old) as of the latest date practicable prior to mailing the proxy materials.

15.     In your response to this comment letter, and with a view towards further disclosure, please explain why you have disclosed the amount of Firestone's "trade payables," when the formula for the downward adjustment mechanism appears to be based on the amount of Juniper's "accounts payable." Clarify whether "accounts payable" is a figure that is distinct from the amount of "trade payables." Furthermore, please tell us why the amount of Firestone's trade payables as of June 30, 2006 ($1,407,903) is higher than the amount of Firestone's accounts payable ($1,288,076) recorded in its unaudited balance sheet as of June 30, 2006.

Background of the Merger, page 39

16.     Please revise to explain, with greater specificity, why the board believed the existing affiliation agreements and subscriber base to be worth between $10 to $20 per subscriber. For instance, clarify whether the value of the subscriber base

is determined by looking to subscriber revenues that Firestone has received and will receive, as well as potential growth in advertising revenues that will result from increased subscriber numbers. In addition, expand your discussion of how Juniper's management determined that amount based on "generally available historic industry data and on its familiarity with the industry." Also disclose the material assumptions underlying the projected growth in Firestone's subscriber base from 500,000 to in excess of 1 million subscribers. Furthermore, clarify, if true, that management's preliminary calculation of the subscriber values, as well as the value of Firestone's production assets, was not based on the input of a third-party appraisal or valuation. Similarly revise to explain the basis for management's belief regarding the value of Firestone's physical assets and revenue-generating capabilities rather than vaguely referring to "their familiarity with the media and entertainment industries."

17. We have considered your response to our prior comment 21, as well as the revisions on page 41. Please revise to specify the information obtained about Firestone and its results of operations that led to the revisions to the merger consideration on May 16, 2006. Also revise to specifically discuss and quantify the assumptions and revenue goals that Firestone set forth in its business plan.

18. Reinsert the brief descriptions of the three companies with which you signed letters of intent in the last paragraph on page 41 so that readers can better compare the Firestone's business to the other alternatives considered by the board.

19. As requested by our prior comment 23, please provide us with a copy of the engagement letter entered into with Holt Media.

20. Please provide us with the KPMG materials we requested in our prior comment 24, including the engagement letter. In addition, please expand your response to our prior comment to more fully explain why KPMG's presentations and reports do not constitute a "report, opinion or appraisal materially relating to the transaction" under Item 4(b) of Form S-4. When preparing your response, please consider that the reference to a "report, opinion or appraisal" as contained in Item 4(b) of Form S-4 is not limited to those reports that relate to the fairness of the merger consideration. Furthermore, we note your disclosure on page 41 that representatives of KPMG made a presentation to the board "regarding Firestone's financial position" as well as the disclosure on page 42 that Juniper's board considered the KPMG report in determining whether Firestone was a suitable candidate for a business combination transaction and the amount of the final agreed-upon consideration in the merger agreement, which might suggest that the KPMG presentations and reports "materially relat[e] to the transaction." Alternatively, revise to disclose all of the information required by Item 4(b) of Form S-4 and file the consent of KPMG.

Factors Considered by Juniper's Board of Directors, page 42

21.     Throughout this section you include conclusions of management as to the value of the target business, the fairness of the consideration, and other factors. Please revise to disclose that all of these conclusions are also held by Juniper's board of directors.

22.     Reproduce in the proxy statement/prospectus all material projections referenced in prior comment 26. Also identify, with greater specificity, the assumptions underlying the projections considered by Juniper's board of directors. You should specifically highlight each and every material assumption that Firestone's management, SMH, and Juniper's management made in connection with valuing Firestone. For example, highlight that Firestone's projections are based on the assumption that it will execute distribution deals with Echostar and DirecTV but that those contracts do not yet exist, and discuss what consideration the board gave to this fact in determining to utilize the projections. In addition, clarify the extent to which the board considered the more conservative valuation calculations performed by SMH, and how the board viewed the estimates of Firestone in light of SMH's calculations. Finally, discuss the extent to which the board considered the efficacy of the various Firestone projections given that they were derived in part from historical financial information that did not take into account its significantly different financial results that occurred after December 31, 2005 and the loss of a significant client.

23.     We note your new disclosure that the projections the board analyzed in connection with making a recommendation about the fairness of the transaction and satisfaction of the 80% test were based on financial results prior to or as of December 31, 2005. Also disclose that those projections did not take into account the June 20, 2006 results that were available to the board and SMH at the time the valuation analyses were performed and the conclusion was reached. Further revise to discuss the board's reasons for not taking into account updated results of operations of Firestone in calculating the projected numbers, and clarify that while the board did not consider Firestone's historical results to be as important as projected growth, those projections are derived substantially from Firestone's historical results.

24.     We note your brief revision to page 51 indicating that the board "considered the wide ranges of indicative enterprise value and equity value calculated by SMH in reaching its conclusion to rely upon the SMH's analysis." Where you state that the board considered SMH's reports in determining to recommend the merger under "Factors Considered by Juniper's Board of Directors," discuss how the board considered the extremely wide valuation ranges, including why it did not believe the ranges were so broad as to be meaningless. Also have the board address the utility of SMH's comparable companies analysis, given that a substantial number of the selected companies appear to be significantly larger and more established and have greater financial resources as compared to Firestone.

Value of Firestone's Facilities, page 44

25.     We believe that further revisions to your summary of Holt Media's analysis are
        necessary.  For instance, discuss the difference between Holt Media's valuation of
        the total broadcast equipment used and useful ($2.5 million), versus the total
        value of the complete Firestone technical installation ($5 million).  Also clarify
        that Holt Media concluded that the total replacement cost of the Firestone
        "technical installation" is $10 million.  Furthermore, when revising the document,
        define the terms "total broadcast equipment used and useful" and the Firestone
        "technical installation."

26.     Revise to clarify the statement that Firestone was "properly positioned" to take
        advantage of the HDTV conversions that are ongoing.

Satisfaction of 80% Test, page 45

27.     We note that when determining whether the fair market value of Firestone
        exceeded 80% of the net assets of Juniper, SMH based its conclusion on
        projections provided by Firestone's management.  Those projections, in turn,
        were based on assumptions regarding the infusion of $5 million in capital in
        connection with the transaction between Juniper and Firestone.  In your response
        to this comment, and with a view towards further disclosure, please advise us how
        this calculation of the fair market value of the target company is compatible with
        your statement in your IPO prospectus that the fair market value of the target
        company must be at least 80% of the net assets of Juniper Partners at the time of
        the acquisition.  Similarly address how this calculation adequately assesses the
        fair market value of Firestone "at the time of the acquisition" given that it was
        based upon projections that did not take into account Firestone's financial results
        that occurred after December 31, 2005 and the loss of a significant client in late
        2005.

Fairness Opinion, page 47

28.     Please provide us with a copy of the SMH engagement letter we requested in our
        prior comment 29.

Firestone Review, page 49

29.     Please revise the fourth bullet point in this subsection to disclose the actual
        revenues of $1.67 million for 2004 and $6.75 for 2005.  Furthermore, as requested
        by our prior comment 32, please explain why SMH relied on these adjustments
        when analyzing the revenues of SMH for 2004 and 2005.  Also explain the nature
        of and reason for the adjustments.

30.    Please revise to clarify whether or not SMH took into account Firestone's results of operations for the six months ended June 30, 2006 that are similar to the results of operations that were presented in the Form S-4. In other words, revise to specifically identify the periods of the "unaudited interim results" (page 50) that Firestone provided to SMH. We note that SMH, in performing its evaluation of Firestone, appears to have focused on projections of revenue growth in 2006 provided by Firestone's management.

Other Information Related to Juniper, page 99

31.    Further revise the disclosure under "Offering Proceeds Held in Trust" to specify the nature and amounts of the anticipated expenses outstanding at the consummation of the merger that will be paid out of the trust proceeds. For example, disclose the $400,000 payable to HCFP/Brenner Securities LLC for its advisory services.

Firestone Management's Discussion and Analysis of Financial Condition…, page 113

Liquidity and Capital Resources, page 123

32.    As requested by our prior comment 64, revise to state whether your cash from operations, sources of liquidity, and borrowings will be sufficient to fund your operations, anticipated capital expenditures, and debt repayment obligations for the next twelve months in addition to financing your "business objectives through the next twelve months."

Form of Proxy Card

33.    We have considered your response to our prior comment 73, including your discussion of the current state of Delaware law. As we requested in our prior comment, please advise us of the "other circumstances" in which Juniper's board may decide to postpone the meeting to solicit additional voting instructions. To the extent you will postpone or adjourn the meeting for the purpose of the further solicitation of proxies, please revise the proxy card, as previously requested, to include a separate voting box for a vote to postpone or adjourn the meeting for the solicitation of additional proxies. Note that we consider the postponement or adjournment of a meeting to solicit additional proxies a substantive proposal that must be listed separately on the proxy card pursuant to Rule 14a-4(a)(3) rather than a proposal as to which discretionary authority is conferred, regardless of whether the company's bylaws permit you to adjourn without a stockholder vote. To the extent you do not intend to postpone or adjourn the meeting to permit the further solicitation of proxies, then there is no need to list postponement or adjournment as a separate proposal.

Exhibit 8.1, Form of Tax Opinion

34.     Please advise counsel to revise the form of tax opinion to eliminate the word "generally" from paragraph 5 of the "Opinion" section.  See prior comment 48.


\*       \*       \*       \*


        Please amend your Form S-4 in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

        You may contact Andrew Mew, Staff Accountant, at (202) 551-3377 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.


                                                Sincerely,


                                                /s/ Michele M. Anderson
                                                Michele M. Anderson
                                                Legal Branch Chief


cc:     Sherie B. Moalemzadeh, Esq.
        Graubard Miller
        Via Facsimile: (212) 818-8881